                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )<F*>
                                          ------

                               TOASTMASTER, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  888791100
                         ----------------------------
                                (CUSIP Number)

                                          COPY TO:
      Lester Miller                              Paul F. Pautler
      ------------------------------             -------------------------
      20043 N. East 39th Place                   Thompson Coburn
      ------------------------------             -------------------------
      Avetura, Florida  33180                    One Mercantile Center
      ------------------------------             -------------------------
      (314) 997-5900                             St. Louis, Missouri 63101-1693
      ------------------------------             -------------------------
                                                 (314) 552-7000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 18, 1997
            ------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No.  888791100                        13D
           ------------------------

===============================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Lester Miller
            S.S. No.:  ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS  2(d) OR 2(e) / /


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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        NUMBER OF            7    SOLE VOTING POWER

         SHARES                   600,400
                        -------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER

        OWNED BY                  - -
                        -------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER

      REPORTING                   600,400
                        -------------------------------------------------------
       PERSON               10    SHARED DISPOSITIVE POWER

        WITH                      - -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      600,400
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES / /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
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14    TYPE OF REPORTING PERSON

      IN
===============================================================================

CUSIP No. 888791100                       Page   3   of   4   Pages
         -------------   -----------          ------   ------


ITEM 1.    SECURITY AND ISSUER

            Common Stock
            TOASTMASTER INC.
            1801 N. Stadium Boulevard
            Columbia, Missouri  65202

ITEM 2.    IDENTITY AND BACKGROUND

            (a) The person filing this statement is Lester Miller, an individual ("Investor").

            (b) The Investor's residential address is 20043 N. East 39th Place, Aventura, Florida 33180.

            (c) The principal occupation of Investor for the last five years has been as Chairman of the Board of Contico International Inc., a private company headquartered in St. Louis, Missouri which manufactures plastic products.

            (d) During the last five years, the Investor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Investor was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

            (f)  Investor is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Investor has utilized his personal funds for the purpose of acquiring the shares of Common Stock of the Issuer ("Stock").

ITEM 4.    PURPOSE OF TRANSACTION

            The Investor has purchased the Stock for investment purposes. The Investor does not have any plans or proposals to effect any changes with respect to the Issuer or its securities, except Investor reserves the right to acquire additional Stock or to sell Stock from time to time based on market conditions.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a)  As of March 19, 1997, the Investor beneficially owned
                             --
600,400 shares of Stock, which Investor believes represents 8.0% of
-------                                                     ---
the outstanding securities of the Issuer's class of Common Stock.

CUSIP No. 888791100                 Page   4    of   4   Pages
         ------------   -----------     ------    ------


            (b) The Investor has sole voting and dispositive power with respect to the Stock.

            (c) During the 60 days prior to and including March 18, 1997, the Investor has affected the following transactions:

  DATE                 TRANSACTION              SHARES      PRICE
  ----                 -----------              ------      -----
 3/18/97                Purchase                182,100     $3.000
 3/18/97                Purchase                  4,100     $3.125
 3/19/97                Purchase                 43,400     $3.000



Such transactions were effected on the New York Stock Exchange through Charles Schwab & Co. Inc.

            (d)  Not applicable.

            (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

            None.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:  March 19, 1997
                                           --


                              Signature:  /s/ Lester Miller
                                         -------------------------
                                              Lester Miller